UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE QUEST DIAGNOSTICS PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Quest Diagnostics Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2023	9

Signature	14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Quest Diagnostics Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Quest Diagnostics Profit Sharing Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Boston, Massachusetts
June 21, 2024

The Quest Diagnostics Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
(in thousands)

	2023	2022
Assets
Cash	$—	$576
Investments, at fair value	5,050,535	4,531,525
Receivables
Employer contributions receivable	31	82
Notes receivable from participants	75,659	75,733
Investment related receivables	770	503
Total assets	5,126,995	4,608,419

Liabilities
Investment related payables	850	791
Net assets available for benefits	$5,126,145	$4,607,628

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023
(in thousands)

Investment income
Net appreciation in fair value of investments	$701,738
Dividends and interest	80,067
Total investment income	781,805

Interest income on notes receivable from participants	4,334

Contributions
Employer	98,792
Participants	202,692
Total contributions	301,484

Total additions	1,087,623

Benefits paid to participants	567,375
Administrative expenses	1,731
Total deductions	569,106

Net increase	518,517

Net assets available for benefits:
Beginning of year	4,607,628

End of year	$5,126,145

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
December 31, 2023 and 2022
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

    Background - The Quest Diagnostics Profit Sharing Plan (the “Plan”) is a defined contribution plan. The Plan was established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the "Company"), which is the parent entity of a controlled group of corporations and other entities (the "Quest Control Group"). Effective August 15, 2021, sponsorship of the Plan was transferred from the Company to Quest Diagnostics Clinical Laboratories, Inc. (the "Plan Sponsor"), a wholly owned subsidiary of the Company. The Plan provides retirement benefits to eligible employees of the Quest Control Group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    Eligibility and Participant Contributions - Eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of a member of the Quest Control Group. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code (the "Code"), are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Employer Matching Contributions - Members of the Quest Control Group match 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Quest Control Group. Employer matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

    Participant Accounts - A separate individual account is established for each Plan participant. Each participant's account is credited with the participant's contributions and the employer matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

    Revenue sharing credits, which are considered parties-in-interest transactions, are allocated back to participants investing in respective investment funds which generate such credits.

    Vesting - Participants immediately vest in their voluntary contributions and employer matching contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

    Investment Options - Participants may elect to have their voluntary contributions and employer matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and employer matching contributions invested in shares of the Company's common stock through the Quest Diagnostics stock fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

    Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics stock fund. In addition, participants can transfer monies into the Quest Diagnostics stock fund only to the extent the percentage of holdings in the Quest Diagnostics stock fund after the transfer remains below 25% of the participant's entire account balance.

    Participants may elect to receive their dividends on investments in the Quest Diagnostics stock fund as a taxable cash payment or to have those dividends automatically reinvested.

    Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

The Quest Diagnostics Profit Sharing Plan
December 31, 2023 and 2022
Notes to Financial Statements (dollars in thousands) - continued

    Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

    Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of and for the years ended December 31, 2023 and 2022.

    Parties-in-Interest - Certain investments of the Plan, as of December 31, 2023 and 2022, are shares of mutual funds and collective funds managed by FMRC. These transactions qualify as party-in-interest transactions.

    The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2023 and 2022, the total fair value of the Plan's investment in Quest Diagnostics stock was $295,841 and $363,871, respectively. During 2023, there were no purchases of Quest Diagnostics stock by the Plan and sales of Quest Diagnostics stock by the Plan were $25,071, respectively.

    During 2023, the Plan received revenue sharing credits of $4,880, which are included in the net appreciation in fair value of investments.

    Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan and as set forth below, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

    In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2023 and 2022, the carrying value of the Plan's notes receivable from participants was $75,659 and $75,733, respectively.

    Plan Administration - The plan administrator is the Benefits Administration Committee (the "Plan Administrator"), which is appointed by the Plan Sponsor's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company LLC, respectively.

    Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

    Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

    Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Quest Control Group. Loan origination and certain distribution fees are charged against participant accounts.

The Quest Diagnostics Profit Sharing Plan
December 31, 2023 and 2022
Notes to Financial Statements (dollars in thousands) - continued

    Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Plan Termination - The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if employer matching contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

    Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and employer matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

    Benefits paid to participants - Benefits payments to participants are recorded when paid.

    Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

    Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

    Net appreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

    Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

3.    Fair Value Measurements

    Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

    Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

The Quest Diagnostics Profit Sharing Plan
December 31, 2023 and 2022
Notes to Financial Statements (dollars in thousands) - continued

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

    During the year ended December 31, 2023, there were no transfers between levels.

    The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2023	Total	Level 1	Level 2	Level 3
Mutual funds	$2,897,613	$2,897,613	$—	$—
Quest Diagnostics common stock	295,841	295,841	—	—
Other common stock	246,567	246,498	—	69
Subtotal	$3,440,021	$3,439,952	$—	$69

Investments measured at NAV as a practical expedient: (A)	1,610,514

Total investments, at fair value	$5,050,535

		Basis of Fair Value Measurements
December 31, 2022	Total	Level 1	Level 2	Level 3
Mutual funds	$3,119,776	$3,119,776	$—	$—
Quest Diagnostics common stock	363,871	363,871	—	—
Other common stock	209,132	209,069	—	63
Preferred stock	219	219	—	—
Subtotal	$3,692,998	$3,692,935	$—	$63

Investments measured at NAV as a practical expedient: (A)	838,527

Total investments, at fair value	$4,531,525

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2023 and 2022.

    Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

The Quest Diagnostics Profit Sharing Plan
December 31, 2023 and 2022
Notes to Financial Statements (dollars in thousands) - continued

    Quest Diagnostics Common Stock, Other Common Stock and Preferred Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

    Other Common Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

    Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Commitments and Contingencies

    In 2020, two putative class action lawsuits were filed in the U.S. District Court for New Jersey against the Company and other defendants with respect to the Plan. The complaint alleges, among other things, that the fiduciaries of the Plan breached their duties by failing to disclose the expenses and risks of plan investment options, allowing unreasonable administration expenses to be charged to plan participants, and selecting and retaining high cost and poor performing investments. The Plan itself is not named as a defendant. In October 2020, the court consolidated the two lawsuits under the caption In re: Quest Diagnostics ERISA Litigation and plaintiffs filed a consolidated amended complaint. In May 2021, the court denied the Company's motion to dismiss the complaint. Discovery has been completed. Plaintiffs' motion for class certification and the Company's motion for summary judgment are pending.

5.    Subsequent Events
    During March 2024, the Plan replaced certain mutual fund investment options with collective funds. As a result, $2,735,701 of assets were moved to such collective funds at such time.

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Fund	***	$36,008
	T Rowe Price Government Reserve Investment Fund	Mutual Fund	***	459
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	***	45,698
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	92,358
*	Fidelity Freedom K 2005 Fund	Mutual Fund	***	7,902
*	Fidelity Freedom K 2010 Fund	Mutual Fund	***	19,146
*	Fidelity Freedom K 2015 Fund	Mutual Fund	***	60,794
*	Fidelity Freedom K 2020 Fund	Mutual Fund	***	182,103
*	Fidelity Freedom K 2025 Fund	Mutual Fund	***	417,230
*	Fidelity Freedom K 2030 Fund	Mutual Fund	***	548,806
*	Fidelity Freedom K 2035 Fund	Mutual Fund	***	456,360
*	Fidelity Freedom K 2040 Fund	Mutual Fund	***	341,137
*	Fidelity Freedom K 2045 Fund	Mutual Fund	***	250,663
*	Fidelity Freedom K 2050 Fund	Mutual Fund	***	162,798
*	Fidelity Freedom K 2055 Fund	Mutual Fund	***	94,576
*	Fidelity Freedom K 2060 Fund	Mutual Fund	***	47,968
*	Fidelity Freedom K 2065 Fund	Mutual Fund	***	12,640
*	Fidelity Freedom K Income Fund	Mutual Fund	***	13,069
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	107,898
	Total Interest in Mutual Funds			$2,897,613

*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	$191,945
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	330,345
*	Fidelity OTC Comingled Pool	Collective Fund	***	281,840
	Spartan 500 Index Pool Class D	Collective Fund	***	560,907
	GW&K Small/Mid Cap Fund	Collective Fund	***	134,754
	Prudential Core Plus Bond Fund Class 15	Collective Fund	***	23,226
	GQG Partners International Equity CIT Class D	Collective Fund	***	85,510
	State Street Short Term Investment Fund	Collective Fund	***	1,987
	Total Interest in Collective Funds			$1,610,514

*	Quest Diagnostics Incorporated	Common Stock	***	$295,841

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	3M Co	Other Common Stock	***	$498
	Accenture Plc Cl A	Other Common Stock	***	840
	Adobe Inc	Other Common Stock	***	1,842
	Advanced Micro Devices Inc	Other Common Stock	***	1,044
	Affirm Holdings Inc	Other Common Stock	***	320
	Alphabet Inc Cl A	Other Common Stock	***	9,783
	Amazon.com Inc	Other Common Stock	***	10,683
	Ameren Corp	Other Common Stock	***	723
	American International Group	Other Common Stock	***	2,351
	Amphenol Corporation Cl A	Other Common Stock	***	2,336
	Apple Inc	Other Common Stock	***	12,578
	Applied Materials Inc	Other Common Stock	***	447
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	1,890
	Atlassian Corp Plc Cls A	Other Common Stock	***	1,468
	Aurora Innovation Inc	Other Common Stock	***	233
	Avalonbay Communities Inc Reit	Other Common Stock	***	1,943
	Baker Hughes Co	Other Common Stock	***	716
	Bank Of America Corporation	Other Common Stock	***	2,617
	Baxter Intl Inc	Other Common Stock	***	1,330
	Becton Dickinson & Co	Other Common Stock	***	3,160
	Best Buy Co Inc	Other Common Stock	***	518
	Boeing Co	Other Common Stock	***	1,480
	Bristol-Myers Squibb Co	Other Common Stock	***	591
	Cadence Design Systems Inc	Other Common Stock	***	1,208
	Cf Industries Holdings Inc	Other Common Stock	***	1,024
	Chipotle Mexican Grill Inc	Other Common Stock	***	1,242
	Chubb Ltd	Other Common Stock	***	2,912
	Cigna Group (The)	Other Common Stock	***	4,848
	Citigroup Inc	Other Common Stock	***	417
	Coca Cola Co	Other Common Stock	***	760
	Colgate-Palmolive Co	Other Common Stock	***	1,485
	Conagra Brands Inc	Other Common Stock	***	1,585
	Conocophillips	Other Common Stock	***	768
	Coupang Inc A	Other Common Stock	***	722
	Cummins Inc	Other Common Stock	***	1,319
	Cvs Health Corp	Other Common Stock	***	1,391
	Danaher Corp	Other Common Stock	***	393
	Disney (Walt) Co	Other Common Stock	***	332

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Dollar General Corp	Other Common Stock	***	$761
	Dominion Energy Inc	Other Common Stock	***	1,104
	Dynatrace Inc	Other Common Stock	***	1,103
	Elanco Animal Health Inc	Other Common Stock	***	781
	Elevance Health Inc	Other Common Stock	***	2,438
	Eli Lilly & Co	Other Common Stock	***	2,899
	Eog Resources Inc	Other Common Stock	***	722
	Eqt Corporation	Other Common Stock	***	947
	Equitable Holdings Inc	Other Common Stock	***	1,280
	Exxon Mobil Corp	Other Common Stock	***	1,534
	Fair Isaac Corp	Other Common Stock	***	1,078
	Fifth Third Bancorp	Other Common Stock	***	1,366
	Fiserv Inc	Other Common Stock	***	6,270
	General Electric Co	Other Common Stock	***	1,645
	Global Payments Inc	Other Common Stock	***	1,673
	Hartford Finl Svcs Group Inc	Other Common Stock	***	1,803
	Honeywell Intl Inc	Other Common Stock	***	965
	Howmet Aerospace Inc	Other Common Stock	***	492
	Humana Inc	Other Common Stock	***	1,284
	Huntington Bancshares Inc	Other Common Stock	***	1,057
	Ingersoll Rand Inc	Other Common Stock	***	1,938
	Intel Corp	Other Common Stock	***	1,574
	International Paper Co	Other Common Stock	***	931
	Intuit Inc	Other Common Stock	***	5,550
	Intuitive Surgical Inc	Other Common Stock	***	3,123
	Johnson & Johnson	Other Common Stock	***	2,336
	Kenvue Inc	Other Common Stock	***	1,189
	Kimberly Clark Corp	Other Common Stock	***	1,066
	Kohls Corp	Other Common Stock	***	566
	L3Harris Technologies Inc	Other Common Stock	***	2,261
	Las Vegas Sands Corp	Other Common Stock	***	735
	Legend Biotech Corp Spon Adr	Other Common Stock	***	574
	Mastercard Inc Cl A	Other Common Stock	***	4,343
	Medtronic Plc	Other Common Stock	***	1,690
	Merck & Co Inc New	Other Common Stock	***	986
	Meta Platforms Inc Cl A	Other Common Stock	***	5,960
	Microsoft Corp	Other Common Stock	***	20,460
	Mongodb Inc Cl A	Other Common Stock	***	356

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Monster Beverage Corp	Other Common Stock	***	$1,386
	Netflix Inc	Other Common Stock	***	1,688
	News Corp New Cl A	Other Common Stock	***	2,068
	Nextera Energy	Other Common Stock	***	316
	Norfolk Southern Corp	Other Common Stock	***	1,217
	Nvidia Corp	Other Common Stock	***	7,459
	Paylocity Holding Corp	Other Common Stock	***	1,042
	Peloton Interactive Inc Cl A	Other Common Stock	***	274
	Penumbra Inc	Other Common Stock	***	466
	Pfizer Inc	Other Common Stock	***	1,203
	Philip Morris Intl Inc	Other Common Stock	***	1,758
	Qualcomm Inc	Other Common Stock	***	3,431
	Rivian Automotive Inc	Other Common Stock	***	637
	Ross Stores Inc	Other Common Stock	***	2,113
	Rpm International Inc	Other Common Stock	***	762
	Salesforce Inc	Other Common Stock	***	871
	Samsung Elec Vtg Gdr Regs	Other Common Stock	***	1,380
	Schlumberger Ltd	Other Common Stock	***	1,045
	Schwab Charles Corp	Other Common Stock	***	1,250
	Sempra	Other Common Stock	***	805
	Servicenow Inc	Other Common Stock	***	2,267
	Siemens Ag (Regd)	Other Common Stock	***	2,103
	Snap Inc - A	Other Common Stock	***	591
	Southern Co	Other Common Stock	***	2,829
	Southwest Airlines Co	Other Common Stock	***	698
	Spotify Technology Sa	Other Common Stock	***	1,033
	Stanley Black & Decker Inc	Other Common Stock	***	1,673
	Stripe Inc Class B Pp	Other Common Stock	***	69
	Stryker Corp	Other Common Stock	***	2,848
	Suncor Energy Inc	Other Common Stock	***	977
	Texas Instruments Inc	Other Common Stock	***	673
	The Booking Holdings Inc	Other Common Stock	***	2,178
	T-Mobile Us Inc	Other Common Stock	***	1,310
	Totalenergies Se Adr	Other Common Stock	***	2,799
	Tradeweb Markets Inc A	Other Common Stock	***	791
	Tyson Foods Inc Cl A	Other Common Stock	***	758
	Union Pacific Corp	Other Common Stock	***	1,135
	United Parcel Service Inc Cl B	Other Common Stock	***	672

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Unitedhealth Group Inc	Other Common Stock	***	$5,568
	Us Bancorp Del	Other Common Stock	***	1,599
	Verizon Communications Inc	Other Common Stock	***	1,084
	Vertex Pharmaceuticals Inc	Other Common Stock	***	636
	Visa Inc Cl A	Other Common Stock	***	3,541
	Walmart Inc	Other Common Stock	***	2,041
	Wells Fargo & Co	Other Common Stock	***	2,978
	Western Digital Corp	Other Common Stock	***	2,174
	Weyerhaeuser Co	Other Common Stock	***	1,845
	Williams Companies Inc	Other Common Stock	***	575
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	1,314
	Total Interest in Other Common Stock			$246,567

	Investments at Fair Value			$5,050,535

*	Notes Receivable from Participants**	Loans		$75,659

	TOTAL			$5,126,194

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Quest Diagnostics Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 21, 2024

The Quest Diagnostics Profit Sharing Plan

By:	/s/ Cecilia K. McKenney
Cecilia K. McKenney
Senior Vice President, Chief Human Resources Officer and Member of the Benefits Administration Committee of Quest Diagnostics Clinical Laboratories, Inc.